POINTS.COM INC.
ANNUAL GENERAL MEETING OF SHAREHOLDERS
MAY 11, 2022

Report on Voting Results

Following the Annual General Meeting of Shareholders of Points.com Inc. (the "Company") held on May 11, 2022 (the "Meeting") the following voting results were obtained at the Meeting:

Items Voted Upon	Voting Result
1. Election of Directors.		Number of Shares For	Number of Shares Withheld
	David Adams	9,054,056	115,065
	Christopher Barnard	8,481,521	687,600
	Michael Beckerman	8,971,418	197,703
	Bruce Croxon	8,825,354	343,767
	Robert MacLean	8,820,364	348,757
	Jane Skoblo	9,162,511	6,610
	John Thompson	8,438,802	730,319
	Leontine van Leeuwen-Atkins	9,148,171	20,950

2. Reappointment of KPMG LLP as Auditors of the Company.	Number of Shares For	Number of Shares Withheld
	9,845,068	70,799

All resolutions put to the Meeting were passed.

(s) Domenic Di Sisto
Domenic Di Sisto
Vice President & General Counsel
Points.com Inc.